UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 06 )*

Trinity Capital Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

n/a

(CUSIP Number)

Heather Boone, General Counsel,  Trinity Capital Corporation  1200 Trinity Drive  Los Alamos,  New Mexico  87544  Phone : 505-662-1026

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 07, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Delle Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New Mexico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
703,097

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
703,097

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
703,097

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.9%

14	TYPE OF REPORTING PERSON
CO

This Amendment No. 6 to Schedule 13D is being filed by the Reporting Persons to further amend the Schedule 13D, originally filed on February 17, 2004, to update the Reporting Persons’ beneficial ownership in the issuer. On November 7, 2011, The Delle Foundation sold 3,000 shares to the Trinity Capital Corporation Employee Stock Ownership Plan. A Form 4 was filed on November 10, 2011 disclosing this sale.

Item 1.	Security and Issuer

This Schedule 13D regards Common stock issued by Trinity Capital Corporation with its principal executive offices located at 1200 Trinity Drive, Post Office Box 60, Los Alamos, New Mexico 87544.

Item 2.	Identity and Background

(a)
This statement is being filed by a group consisting of the following:
i. The Delle Foundation(the “Foundation”); and
ii. George A. Cowan, an individual (“Dr. Cowan”), and as President and a director of the Foundation.
The Foundation and Dr. Cowan are collectively referred to as the “Reporting Persons”.

(b)	The principal business address of the Foundation and the residence of Dr. Cowan is: 721 42nd Street, Los Alamos, New Mexico 87544.

(c)
The Foundation is a New Mexico non-profit corporation providing grants for research and development related to early childhood development and environmental research.
Dr. Cowan is a retired scientist and a director emeritus of the Issuer and a private investor. Dr. Cowan is also the President and a director of the Foundation.

(d)	None

(e)	None

(f)	The Foundation is a New Mexico non-profit corporation. Dr. Cowan is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All stock held by the Foundation was gifted by the Cowan Revocable Trust u/a dated April 20, 1992.

Item 4.	Purpose of Transaction

The shares are held for investment purposes. The Foundation may, from time to time, acquire additional shares of Common Stock of the Issuer through purchase or gift. The President of the Foundation, Dr. Cowan, is currently a director emeritus of the Issuer and its subsidiary bank. The Foundation intends to liquidate, on an annual basis, approximately 5% of its assets, which may include the Issuer’s Common Stock, to make cash donations to unrelated entities to advance its stated purposes.

(a)	None

(b)	None

(c)	None

(d)	None

(e)	None

(f)	None

(g)	None

(h)	None

(i)	None

(j)	None

Item 5.	Interest in Securities of the Issuer

(a)
(i) The Foundation
Amount of Securities Beneficially Owned: 703,097 shares
Percentage of Outstanding Shares Beneficially Owned: 10.9%

(ii) George A. Cowan, as President and Director of the Foundation
Amount of Securities Beneficially Owned: 703,097 shares
Percentage of Outstanding Shares Beneficially Owned: 10.9%

(b)
With respect to the Foundation, George A, Cowan, in his capacity as President and director of the Foundation, shares voting and investment power with three other directors, two of whom are also Directors of the Issuer and one of whom is also the Chief Executive Officer of the Issuer.

(c)	On November 7, 2011, The Delle Foundation sold 3,000 shares of Common Stock at $10.00 per share to the Trinity Capital Corporation Employee Stock Ownership Plan.

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
11/07/2011	(3,000)	$10.00

(d)	None

(e)	Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described herein, none of the Reporting Person or the Managers has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Delle Foundation

January 03, 2012	By:	/s/ /George A. Cowan/
President and Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)